Exhibit 12

Three Bryant Park 1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com

February 21, 2020

Board of Trustees

Voya CBRE Global Infrastructure Fund

Voya Mutual Funds

7337 East Doubletree Ranch Road, Suite 100
Scottsdale, Arizona 85258-2034

Board of Trustees

Mainstay CBRE Global Infrastructure Fund

Mainstay Funds Trust

51 Madison Avenue
New York, New York 10010

Dear Ladies and Gentlemen:

You have requested our opinion regarding certain federal income tax consequences to Voya CBRE Global Infrastructure Fund (“Acquired Fund”), a separate series of the Voya Mutual Funds, a Delaware statutory trust (“Acquired Fund Trust”), and to Mainstay CBRE Global Infrastructure Fund (“Acquiring Fund”), a separate series of Mainstay Funds Trust, a Delaware statutory trust (“Acquiring Fund Trust”), and to the holders of shares of beneficial interest in Acquired Fund (the “Acquired Fund Shareholders”), in connection with the transfer of substantially all of the assets, as defined in the Agreement and Plan of Reorganization (the “Plan”) dated as of February 21, 2020, executed by the Acquiring Fund Trust on behalf of the Acquiring Fund and by the Acquired Fund Trust on behalf of the Acquired Fund, of the Acquired Fund (the “Assets”) to Acquiring Fund in exchange solely for shares of beneficial interest of Acquiring Fund (the “Acquiring Fund Shares”) and the assumption of Acquired Fund’s liabilities as defined in the Plan (the “Liabilities”) by Acquiring Fund, followed by the distribution of the Acquiring Fund Shares received by Acquired Fund in complete liquidation and termination of Acquired Fund (the “Reorganization”), all pursuant to the Plan.

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For purposes of this opinion, we have examined and relied upon (1) the Plan, (2) facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquiring Fund Trust on behalf of Acquiring Fund, (3) the facts and representations contained in the letter dated on or about the date hereof addressed to us from the Acquired Fund Trust on behalf of Acquired Fund, and (4) such other documents and instruments as we have deemed necessary or appropriate for purposes of rendering this opinion.

This opinion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), United States Treasury Regulations, judicial decisions, and administrative rulings and pronouncements of the Internal Revenue Service, all as in effect on the date hereof. This opinion is conditioned upon the Reorganization taking place in the manner described in the Plan.

Based upon the foregoing, it is our opinion that for federal income tax purposes, with respect to Acquired Fund and Acquiring Fund:

1.	The Reorganization will constitute a tax-free reorganization under Section 368(a)(1)(F) of the Code and the Acquiring Fund and the Acquired Fund will each be a “party to a reorganization” within the meaning of Section 368(b) of the Code;

1.	Under Section 1032 of the Code, no gain or loss will be recognized by the Acquiring Fund upon the receipt of the Assets of the Acquired Fund solely in exchange for the assumption of the Liabilities of the Acquired Fund and issuance of Acquiring Fund Shares;

2.	Under Sections 361 and 357(a) of the Code, no gain or loss will be recognized by the Acquired Fund upon the transfer of the Assets of the Acquired Fund to the Acquiring Fund solely in exchange for the assumption by the Acquiring Fund of the Acquired Fund’s Liabilities and the Acquiring Fund Shares or upon the distribution (whether actual or constructive) of Acquiring Fund Shares to Acquired Fund Shareholders in exchange for their Acquired Fund shares;

Dechert LLP

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3.	Under Section 354 of the Code, no gain or loss will be recognized by any Acquired Fund Shareholder upon the exchange of its Acquired Fund shares solely for Acquiring Fund Shares;

4.	Under Section 358 of the Code, the aggregate tax basis of the Acquiring Fund Shares received by each Acquired Fund Shareholder pursuant to the Reorganization will be the same as the aggregate tax basis of the Acquired Fund shares held by such Acquired Fund Shareholder immediately prior to the Reorganization;

5.	Under Section 1223(1) of the Code, the holding period of Acquiring Fund Shares received by each Acquired Fund Shareholder will include the period during which the Acquired Fund shares exchanged therefor were held by such shareholder, provided the Acquired Fund shares are held as capital assets at the time of the Reorganization;

6.	Under Section 362(b) of the Code, the tax basis of the assets of the Acquired Fund acquired by the Acquiring Fund will be the same as the tax basis of such Assets to the Acquired Fund immediately prior to the Reorganization;

7.	Under Section 1223(2) of the Code, the holding period of the Assets of the Acquired Fund in the hands of the Acquiring Fund will include the period during which those Assets were held by the Acquired Fund; and

8.	The Reorganization will not result in the termination of the Acquired Fund’s taxable year and the Acquired Fund’s tax attributes enumerated in Section 381(c) of the Code will be taken into account by the Acquiring Fund without limitation.

Dechert LLP

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We express no opinion as to the federal income tax consequences of the Reorganization except as expressly set forth above, or as to any transaction except those consummated in accordance with the Plan.

Very truly yours,

/s/ Dechert LLP

Dechert LLP

Dechert LLP